Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form N-1A of Counterpoint Tactical Income Fund, Counterpoint Tactical Equity Fund and Counterpoint Tactical Municipal Fund, each a separate series of Northern Lights Fund Trust III, of our report dated November 25, 2024, relating to the financial statements and financial highlights of Counterpoint Tactical Income Fund, Counterpoint Tactical Equity Fund, and Counterpoint Tactical Municipal Fund, appearing in the Form N-CSR for the year ended September 30, 2024, which are part of such registration statement.

We also consent to the references to our firm under the captions “Financial Highlights”, "Independent Registered Public Accounting Firm" and “Policies and Procedures for Disclosure of Portfolio Holdings” in such Registration Statement.

/s/ RSM US LLP

Denver, Colorado

January 27, 2025